EXHIBIT 4.88

FACILITY B LOAN AGREEMENT

Between

INVESTEC BANK (MAURITIUS) LIMITED

and

DRD (ISLE OF MAN) LIMITED

TABLE OF CONTENTS

1.
PARTIES ................................................................................................................. 1
2.
DEFINITIONS AND INTERPRETATION......................................................... 1
3.
INTRODUCTION .................................................................................................. 5
4.
CONDITIONS PRECEDENT .............................................................................. 6
5.
APPROVAL OF TARGETS................................................................................. 8
6.
PURPOSE................................................................................................................ 9
7.
THE FACILITY ..................................................................................................... 9
8.
UTILISATION OF THE FACILITY .................................................................. 9
9.
REPAYMENT....................................................................................................... 11
10.
CESSION OF CEDED AMOUNTS.................................................................... 11
11.
PREPAYMENT .................................................................................................... 11
12.
INTEREST PERIODS ......................................................................................... 12
13.
INTEREST ............................................................................................................ 12
14.
COMMITMENT AND FACILITY FEES ......................................................... 13
15.
CANCELLATION................................................................................................ 14
16.
CHANGES TO THE CALCULATION OF INTEREST.................................. 15
17.

FACILITY B LOAN AGREEMENT
1.
PARTIES
1.1 The parties to this Agreement are:
1.1.1
INVESTEC BANK (MAURITIUS) LIMITED; and
1.1.2
DRD (ISLE OF MAN) LIMITED.
1.2 The parties agree as set out below.
2.
DEFINITIONS AND INTERPRETATION
2.1
Unless inconsistent with the context, any word or expression used in this
Agreement and not otherwise defined in this Agreement, shall have the meaning ascribed to it in the CTA. In addition, unless inconsistent with the context, the words and expressions set forth below shall bear the following meanings and cognate expressions shall bear corresponding meanings:
2.1.1
“Advance” means any loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan;
2.1.2
“Advance Conditions Precedent” means the conditions precedent stipulated in clause 4.2.1;
2.1.3
“Agreement” means this Facility B Loan Agreement together with all appendices hereto, as read and implemented together with the CTA;
2.1.4
“Agreement Conditions Precedent” means the conditions precedent stipulated in clause 4.1.1;
2.1.5
“Available Facility” means, at any time during the Availability Period, save as otherwise provided herein, the Total Facility Amount:
2.1.5.1
less the aggregate amount of all Advances made by the Lender to the
Borrower hereunder plus all accrued and unpaid interest on such
Advances; and

Page 2.

2.1.5.2
less in relation to any proposed Advance for which a Drawing Notice has been received by the Lender, the amount of any Advances that are due to be made on or before the proposed Drawing Date; and
2.1.5.3
less any portion of the Facility cancelled pursuant to the provisions of clause 15; and
2.1.5.4
plus the aggregate amount of all Advances (or any portion thereof)
made by the Lender to the Borrower hereunder which have been repaid by the Borrower at that time;
2.1.5.5 plus the aggregate amount of all Ceded Amounts at that time;
2.1.6
“Availability Period” means the period for which this Facility B remains available, being the period commencing on the Effective Date and ending on the date on which this Facility B is terminated by the Lender in writing, provided that this Facility B may not be terminated by the Lender for any reason (other than following the occurrence of an Event of Default which is continuing) for a period of 3 (three) years after the Effective Date;
2.1.7
“Bank Costs” means the costs to the Lender from time to time of maintaining or funding this Facility B pursuant to any applicable regulatory or other applicable law (including without limitation, any stamp duty or costs incurred in order to comply with any reserve cash ratio, special deposit, liquidity, capital adequacy requirements or any other similar requirements), expressed as a nominal annual compounded monthly in arrears rate, and a certificate given by a manager of the Lender
(whose appointment and designation need not be proved) of the amount of such costs and/or the amount of such rate shall be prima facie proof of its contents;
2.1.8
“Borrower” means DRD (Isle of Man) Limited, company number
94445C, a company incorporated under the laws of the Isle of Man and having its registered office at Grosvenor House, 66/67 Athol Street,
Douglas, Isle of Man;
2.1.9
“Calculation Agent” means Investec Bank;
2.1.10
“Ceded Amount” means the amount of each Advance (or any portion thereof) specified by the Lender in any Demand Notice;
2.1.11
“Cession Date” means, in respect of each Ceded Amount, the date of the cession by the Lender to DRDGOLD of the Lender’s claim against the
Borrower in respect of such Ceded Amount in accordance with the terms of the Guarantee Agreement;

Page 3.

2.1.12
“CTA” means the written Common Terms Agreement entered into
between the Borrower and the Lender dated 14 October 2004, as amended;
2.1.13
“Demand Notice” means a “Demand Notice” as defined in the Guarantee
Agreement;
2.1.14
“Drawdown Fee” means the fee as described in clause 14.3;
2.1.15
“Drawing Date” means the Business Day upon which any Advance is made or to be made in terms of this Agreement;
2.1.16
“Drawing Notice” means a notice as envisaged in clause 8 below, duly completed and signed by the Borrower in the form of Appendix 1 to this
Agreement;
2.1.17
“DRDGOLD” means DRDGOLD Limited (formerly Durban Roodepoort
Deep Limited), a company with limited liability registered in accordance with the laws of South Africa under registration number 1895/000926/06;
2.1.18
“Effective Date” means, notwithstanding the Signature Date, the first
Business Day after the date of the fulfilment or waiver of all of the
Agreement Conditions Precedent in accordance with the terms of this
Agreement;
2.1.19
“Facility B” means the revolving credit facility made available to the
Borrower under this Agreement as described in clause 7;
2.1.20
“Facility Outstandings” means the Loan together with all interest and charges due thereon in accordance with the terms of this Agreement and all other sums due and payable by the Borrower to the Lender hereunder
(including, without limitation, any fees, costs or expenses payable by the
Borrower hereunder), which at any time and from time to time have not been prepaid, repaid or paid irrevocably, unconditionally and in full;
2.1.21
“Final Repayment Date” means the Business Day following the
termination of the Availability Period;
2.1.22
“Guarantee Agreement” means the written agreement entitled
“Guarantee Agreement” concluded or to be concluded between
DRDGOLD, Investec Bank and the Lender on or about the Signature Date pursuant to which DRDGOLD undertakes to pay Guaranteed Amounts from time to time upon demand by the Lender;
2.1.23
“Guaranteed Amount” means, in respect of each Demand Notice, the amount demanded by the Lender from DRDGOLD in that Demand Notice;

Page 4.

2.1.24
“Guarantee Event of Default” means any event or circumstance described as a “Guarantee Event of Default” in the Guarantee Agreement;
2.1.25
“Interest Payment Date” means the last day of the Interest Period in which such interest accrued;
2.1.26
“Interest Period” means each period determined in accordance with clause 13 in respect of this Facility B, for the purpose of calculating interest on Advances;
2.1.27
“Interest Rate” in relation to each Interest Period, means the rate per annum determined by the Calculation Agent to be the aggregate of:
2.1.27.1 the Margin; and
2.1.27.2 LIBOR for that Interest Period; and
2.1.27.3 the Bank Costs;
2.1.28
“Investec Bank” means Investec Bank Limited, a company with limited liability registered in accordance with the laws of South Africa under registration number 1969/004763/06;
2.1.29
“Investec Group” means Investec Limited and its Subsidiaries from time to time;
2.1.30
“Lender” means Investec Bank (Mauritius) Limited, a company with limited liability registered as a bank in accordance with the laws of
Mauritius under bank registration number 8752/3362, with its offices at 7 th
Floor, Harbour Front Building, John Kennedy Street, Port Louis,
Mauritius;
2.1.31
“LIBOR” means in relation to any amount owed by the Borrower hereunder on which interest for a given period is to accrue:
2.1.31.1
the arithmetic mean, rounded upward to the nearest four decimal places of the rates for deposits in US Dollars for a period and an amount similar to the relevant amount and period in respect of which the interest is being calculated on the Quotation Date, which is published on the Reuters page LIBOR01 page (or such other page or service as may replace it for the purpose of displaying London interbank offered rates of prime banks for deposits in such currency)
at or about 11h00 London time on the Quotation Date; or

Page 5.

2.1.31.2
if no quotation for US Dollars is displayed for the relevant period, the arithmetic mean (rounded upwards to four decimal places) of the rates quoted to the Lender by the Reference Banks in the London
Interbank Market for deposits in US Dollars for such period at or about 11h00 on the Quotation Date for such period;
2.1.32
“Loan” means the aggregate principal amounts of all Advances made in terms of this Agreement and for the time being outstanding hereunder;
2.1.33
“Margin” means a nominal annual compounded monthly rate of 3.00%
(three point zero percent);
2.1.34
“Quotation Date” means the date which is 2 (two) Business Days prior to the first day of the Interest Period for which an Interest Rate is to be determined in accordance with clause 2.1.27;
2.1.35
“Reference Banks” means the principal London offices of Citibank N.A.,
JPMorgan Chase and Barclays Bank plc or such other banks as may be selected by the Lender in consultation with the Borrower;
2.1.36
“Repeating Warranties” means the warranties listed in Appendix 3 of the
CTA;
2.1.37
“Shares” shall have the meaning as defined in the Guarantee Agreement;
2.1.38
“Signature Date” means the date of the signature of the Party last signing this Agreement in time;
2.1.39
“Subsidiary” means a “subsidiary” as defined in section 1 of the South
African Companies Act, 1973;
2.1.40
“Total Facility Amount” means the sum of US$35 000 000 (Thirty-five
Million United States Dollars).
2.2
This Agreement and the rights and obligations of the parties hereto, shall be subject to the terms and conditions of the CTA. In the event of any inconsistency between the terms of this Agreement and the CTA, this Agreement shall prevail.
3.
INTRODUCTION
3.1
The Borrower wishes to obtain funding in order to acquire shares or some other form of ownership in Targets from time to time.

Page 6.

3.2
The Lender is prepared to make available to the Borrower this Facility B upon the terms and conditions in this Agreement and the CTA.
4.
CONDITIONS PRECEDENT
4.1
Conditions Precedent to this Agreement
4.1.1
This entire Agreement, save for the provisions of this clause 4.1 and of clauses 1, 2 and 5 which shall be of immediate force and effect, is subject to the fulfilment of the following conditions precedent on or before 30
April 2005, or such later date as the Lender and the Borrower may agree in writing on or before that date, that:
4.1.1.1
the Lender shall have notified the Borrower in writing in accordance with clause 13.2 of the CTA that the Conditions Precedent referred to in clause 13.1 of the CTA is also considered to have been fulfilled or waived in respect of this Agreement;
4.1.1.2
the Guarantee Agreement shall have been executed by DRDGOLD, in a form and in substance acceptable to the Lender and Investec
Bank (which acceptability shall be conveyed by the execution of the
Guarantee Agreement by the Lender and Investec Bank) and
delivered to the Lender;
4.1.1.3
the Lender shall have notified the Borrower in writing that the
Lender is satisfied in its sole discretion that the Guarantee
Agreement is in force and effect and has become unconditional in accordance with its terms;
4.1.1.4
DRDGOLD shall have delivered to the Lender and Investec Bank written proof, in a form and in substance satisfactory to each of the
Lender and Investec Bank in its sole discretion, that the board of directors of DRDGOLD have authorised the conclusion of the
Guarantee Agreement on the terms and conditions set out therein and have authorised a person or persons to sign the Guarantee Agreement on its behalf;
4.1.1.5
the Lender shall have notified the Borrower in writing that each of the Lender and Investec Bank is satisfied in its sole discretion that
DRDGOLD has received all Authorisations (if any) necessary and required as at the Effective Date (including, without limitation, the approval of the Exchange Control Department of the South African
Reserve Bank) in each case:
4.1.1.5.1
to render the Guarantee Agreement legal, valid, binding and
enforceable;

Page 7.

4.1.1.5.2
to enable DRDGOLD lawfully to enter into, perform and
comply with its obligations under the Guarantee Agreement,
and that copies of all such Authorisations, certified as true copies by an authorised officer of DRDGOLD, shall have been delivered to the
Lender and Investec Bank;
4.1.1.6
the Lender shall have approved the identity of the first Target in respect of which the Borrower wishes to borrow an Advance
hereunder in order to fund the acquisition by the Borrower of shares or some other form of ownership in that Target in accordance with the provisions of clause 5.
4.1.2
Each party shall use its reasonable commercial endeavours, to the extent that it is within its power to do so, to procure the fulfilment of the
Agreement Conditions Precedent as soon as reasonably possible after the
Signature Date.
4.1.3
The Agreement Conditions Precedent have been inserted in this
Agreement for the sole benefit of the Lender and accordingly may only be waived (in whole or in part) in writing by the Lender on or before the date specified for their fulfilment.
4.1.4
In the event that the Agreement Conditions Precedent are not fulfilled or waived on or before 30 April 2005, or such later date as the Lender and the
Borrower may agree in writing on or before that date, then this Agreement, save for the provisions of this clause 4.1 and of clauses 1 and 2 which shall remain of full force and effect, shall never become of any force or effect and neither party shall have any claim against the other party for anything done hereunder or arising hereout, save as a result of a breach of any of the provisions of this clause 4.1 by a party and the parties shall be restored to the status quo ante.
4.2
Conditions Precedent to Advances
4.2.1
The obligation of the Lender to make any Advance to the Borrower under this Agreement is subject to the conditions precedent that:
4.2.1.1
the Lender has received the requisite Drawing Notice in respect of such Advance; and
4.2.1.2
the Lender has notified the Borrower in writing that in accordance with clause 4.2.2 that:

Page 8.

4.2.1.2.1
the Lender has received all of the agreements, documents and evidence set out in Appendix 2 in the form and substance
satisfactory to the Lender in its sole and absolute discretion;
4.2.1.2.2
the Lender is satisfied in its sole and absolute discretion that all of the agreements, documents and evidence set out in
Appendix 2 are in full force and effect and are unconditional or are subject to conditions satisfactory to the Lender in its sole and absolute discretion; and
4.2.1.2.3
the Lender is satisfied in its sole and absolute discretion as to the other matters set out in Appendix 2; and
4.2.1.3
the first Drawing Date for this Agreement is a date which occurs within 3
(three) months after the Effective Date.
4.2.2
The Lender shall within 3 (three) Business Days of receipt of the requisite
Drawing Notice notify the Borrower whether or not it is satisfied that the
Advance Conditions Precedent have been fulfilled or waived and the
Advance Conditions Precedent shall only be considered to have been fulfilled or waived when such notice is given.
4.2.3
The Advance Conditions Precedent are expressed to be for the benefit of the Lender and accordingly the Lender shall be entitled to waive (in whole or in part) fulfilment of all or any of the Advance Conditions Precedent.
5.
APPROVAL OF TARGETS
5.1
At any time on or after the Signature Date the Borrower shall be entitled (but not obliged) to deliver a written request (each, an “Approval Request”) to the
Lender requesting the Lender to approve the identity of any Target (each, an
“Intended Target”) in which the Borrower wishes to acquire (each, an
“Intended Acquisition”) the shares or some other form of ownership interest together which all relevant details of such Intended Acquisition available to the
Borrower at that time including, without limitation, the identity of the Intended
Target, the type of ownership interest which the Borrower wishes to acquire in the Intended Target, the size of the ownership interest which the Borrower wishes to acquire in the Intended Target, details of any Authorisations which the
Borrower will require in order to implement the Intended Acquisition, the
Borrower’s views on the financial effects of the Intended Acquisition and the results of any due diligence investigation of the Intended Target conducted by or on behalf of the Borrower.
5.2
The Lender shall be entitled to consider the Intended Acquisition for a period of
5 (five) Business Days, or such longer period as, may be agreed in writing between the parties hereto after the receipt by the Lender of the Approval

Page 9.

Request and during such period the Borrower shall be entitled (but not obliged)
to provide to the Lender all such additional information as the Lender may require in connection with is assessment of the Intended Acquisition.
5.3
Unless the Borrower shall have withdrawn its Approval Request, the Lender shall be entitled in its sole discretion to approve or not approve the identity of the Intended Target and the Intended Acquisition prior to the end of the period referred to in clause 5.2 and deliver written notice of such approval or disapproval to the Borrower failing which the Lender shall be deemed not to have approved the Intended Target or the Intended Target.
5.4
Should the Lender approve the Intended Target and the Intended Acquisition pursuant to clause 5.3, the Borrower shall be entitled to deliver a Drawing
Notice to borrow (subject to the provisions of clauses 4 and 8) an Advance in order to enable the Borrower to pay the consideration (in whole or in part)
payable by it in respect of the Intended Acquisition.
6.
PURPOSE
6.1
Facility B shall be used to fund the acquisition by the Borrower of shares or some other form of ownership in respect of Targets approved by the Lender in accordance with the provisions of clause 5 and the reasonable costs associated with any such acquisition.
6.2
The Lender shall be entitled to, but is not obliged to, monitor or verify the application of any amount borrowed by the Borrower pursuant to this
Agreement.
7.
THE FACILITY
Subject to the terms and conditions of this Agreement, the Lender agrees to make available to the Borrower a revolving loan facility for a maximum aggregate amount
(including principal and accrued but unpaid interest) of US$35 000 0000 (Thirty-five
Million United States Dollars).
8.
UTILISATION OF THE FACILITY
8.1
Subject to the provisions of this Agreement and to the fulfilment or waiver of all of the Agreement Conditions Precedent and the Advance Conditions Precedent,
the Borrower may utilise the Facility by delivering to the Lender, in respect of any Advance, a duly completed Drawing Notice.
8.2
Each Drawing Notice is irrevocable and will not be regarded as having been duly completed unless:

Page 10.

8.2.1
it is delivered to the Lender no later than 11h00 (Mauritius time) and no less than 3 (three) Business Days and no more than 5 (five) Business Days prior to the proposed Drawing Date;
8.2.2
the proposed Drawing Date is a Business Day within the Availability
Period;
8.2.3
the currency of the proposed Advance is United States Dollars;
8.2.4
the amount of the proposed Advance must be a minimum amount of
US$2 500 000 (Two Million Five Hundred Thousand United States
Dollars) and in integral multiples of US$500 000 (Five Hundred Thousand
United States Dollars) and in any event not more than the Available
Facility.
8.3
All proceeds of an Advance will be credited to the Proceeds Account on the relevant Drawing Date.
8.4
Only one Advance may be requested in each Drawing Notice.
8.5
No more than one Advance will be made by the Lender to the Borrower during any 1 (one) calendar month.
8.6
Notwithstanding anything to the contrary contained herein, the Lender shall not be obliged to make any Advance unless on the proposed Drawing Date:
8.6.1
no Event of Default or Potential Event of Default is continuing or would result from the making of the Advance; and
8.6.2
the Repeating Warranties are true and correct in all material respects.
8.7
The Borrower acknowledges and agrees that:
8.7.1
the Lender shall not be obliged to make any payment pursuant to any
Drawing Notice unless and until the Borrower shall have complied strictly with the requirements in respect thereof as set out in this clause 8; and
8.7.2
any Drawing Notice signed by an authorised signatory on behalf of the
Borrower shall be deemed to be a valid Drawing Notice issued by the
Borrower and any Advances made pursuant to such Drawing Notice to the
Borrower shall constitute valid Advances to the Borrower and constitute part of the Loan:

Page 11.

8.7.3
the Lender may validly act on all information, instructions and requests contained in the Drawing Notice, without any liability or responsibility to verify or check the accuracy of such information.
8.8
Upon the expiry of the Availability Period, the Available Facility shall be reduced to zero and the Borrower shall not be entitled to deliver any further
Drawing Notices.
8.9
The Lender shall be entitled, in its sole discretion, to deduct the Drawdown Fee from the particular Advance to which such Drawdown Fee relates.
9.
REPAYMENT
The Borrower shall repay the Facility Outstandings by no later than the Final
Repayment Date, into an account specified by the Lender in writing.
10.    CESSION OF CEDED AMOUNTS
10.1
The parties acknowledge that the Lender will from time to time in accordance with the provisions of clause 6 of the Guarantee Agreement cede to DRDGOLD the Lender’s claims in respect of Ceded Amounts and the Borrower hereby consents to each such cession.
10.2
To the extent that any splitting of claims arises against the Borrower as a result of any cession referred to in clause 10.1, the Borrower hereby consents to such splitting of claims.
11.     PREPAYMENT
11.1
At any time prior to the Final Repayment Date, and subject to no Event of
Default or Potential Event of Default having occurred which is continuing, the
Borrower may, by giving to the Lender not less than 10 (ten) Business Days’
written notice to that effect, prepay the whole or part of the Facility Outstandings on the last day of any Interest Period.
11.2 Any notice of prepayment pursuant to clause 11.1 shall:
11.2.1                 be irrevocable;
11.2.2 specify the date upon which such prepayment is to be made;
11.2.3
specify the amount that the Borrower intends to prepay (which shall be no less than US$2 500 000 (Two Million Five Hundred Thousand United
States Dollars) and integral multiples of US$500 000 (Five Hundred

Page 12.

Thousand United States Dollars) and in any event not more than the
Available Facility); and
11.2.4
oblige the Borrower to make such prepayment on the date mentioned in clause 11.2.2.
11.3 Any prepayment pursuant to this clause 11 shall:
11.3.1
be made without premium or penalty except for any Breakage Costs incurred by the Lender as a consequence of such prepayment for which the
Borrower shall be liable and which shall be paid by the Borrower to the
Lender on the date of such prepayment; and
11.3.2
be allocated first towards the payment of any fees, costs, charges or expenses due and payable to the Lender but unpaid, thereafter to the payment of any accrued and unpaid interest, and thereafter to the repayment of the Loan.
12.   INTEREST PERIODS
12.1
The period during which any part of the Loan is outstanding will be divided into successive periods (each, an “Interest Period”).
12.2
The first Interest Period relating to the Loan shall commence on the first
Drawing Date and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.
12.3
Subject to clauses 12.4 and 12.5, each Interest Period shall be for a period of 30
(thirty) days as from and including the first day of the Interest Period.
12.4 The last Interest Period shall end on the Final Repayment Date.
12.5
Any Interest Period which would otherwise not end on a Business Day, shall end on the next successive Business Day unless that Business Day falls in the next calendar month, in which case the Interest Period shall end on the preceding
Business Day.
13.    INTEREST
13.1
Interest in terms of this Agreement shall accrue on each Advance at the Interest
Rate, from the Drawing Date of such Advance until such Advance is repaid by the Borrower in full and such interest shall be calculated in accordance with the provisions of clause 46.3 of the CTA.

Page 13.

13.2
Each Interest Period shall have its own Interest Rate which shall be calculated on the Quotation Date.
13.3
The interest referred to in this clause 13 shall be payable in arrears on the
Interest Payment Date in respect of the relevant Interest Period.
13.4 The Lender shall from time to time notify the Borrower of:
13.4.1
the rate of interest (together with details of the calculation thereof), as soon as it is determined under this Agreement; and
13.4.2
the amount of interest payable under this Agreement on each Interest
Payment Date (together with details of the calculation thereof), no later than 3 (three) Business Days prior to such Interest Payment Date;
provided that the Lender shall not be liable to the Borrower in respect of any failure to so notify the Borrower and that the Borrower shall not as a result of any such failure be relieved of any of its obligations hereunder.
13.5
Notwithstanding anything to the contrary contained in this Agreement, should
DRDGOLD discharge its obligation to pay any Guaranteed Amount demanded by the Lender in accordance with the terms of the Guarantee Agreement by the delivery of Shares pursuant to clause 4.5 of the Guarantee Agreement, the
Borrower shall not be liable to pay interest on an amount of the Loan equivalent to the Ceded Amount in respect of that Guaranteed Amount for a period of 30
(thirty) days prior to the Cession Date of that Ceded Amount.
14.   COMMITMENT AND FACILITY FEES
14.1
Once–Off Facility Fee
On the Effective Date, the Borrower shall pay to the Lender a once off facility fee equal to 1% (one percent) of the Total Facility Amount.
14.2
Commitment Fee
During the Availability Period, the Borrower shall pay to the Lender a commitment fee which shall be:
14.2.1
calculated on the basis of actual days elapsed from the Signature Date, on a 360 day year, at the rate of 1.25% (one point two five percent) per annum on the Available Facility; and

Page 14.

14.2.2
paid quarterly in arrears (that is, on the first day of January, April, July and
October) for so long as this fee is due, with the first payment being made on the first of such days after the Effective Date.
14.3
Drawdown Fee
On the Drawing Date of each Advance under this Agreement, the Borrower shall pay to the Lender, a drawdown fee equal to 4% (four percent) of the relevant
Advance.
15.    CANCELLATION
15.1
The Borrower shall not be entitled to cancel any part of this Facility B otherwise than as specifically provided in this Agreement.
15.2
The Borrower may cancel the undrawn part of this Facility B in respect of which no Drawing Notice has been served, without penalty, in whole or in part, at any time provided that:
15.2.1
the Borrower shall, on demand, make payment of any Breakage Costs;
and
15.2.2
the Borrower has given the Lender not less than 30 (thirty) Business Days’
written notice stating the principal amount to be cancelled.
15.3 The Lender shall be entitled to cancel any undrawn part of this Facility B:
15.3.1
upon the occurrence of any Event of Default by written notice to the
Borrower and the undrawn portion of this Facility B shall be cancelled with effect from the date of such written notice; or
15.3.2 at any time after the 3
rd
(third) anniversary of the Effective Date by giving
the Borrower not less than 30 (thirty) Business Days’ written notice to that effect,
whichever occurs earlier.
15.4
During the 30 (thirty) day period referred to in clause 15.2.2 or clause 15.3.2, as the case may be, the Borrower shall not be entitled to deliver a Drawing Notice purporting to draw all or any part of the amount which is the subject of such notice of cancellation.
15.5
Any amounts available but not drawn down under this Facility at the end of the
Availability Period shall automatically be cancelled and the Borrower shall, on

Page 15.

demand, pay the Lender the amount of any Breakage Costs occasioned by such cancellation.
15.6
Any cancellation notice delivered by the Borrower pursuant to clause 15.2 shall be irrevocable. No amount cancelled under this clause 15 shall again be available for drawing.
16.    CHANGES TO THE CALCULATION OF INTEREST
16.1
Absence of Quotations
Subject to clause 16.2.1, if LIBOR is to be determined by reference to the
Reference Banks but a Reference Bank does not supply a quotation by the time specified in clause 16.2.1.1 on the Quotation Day, the applicable LIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.
16.2
Market Disruption
16.2.1
In this Agreement “Market Disruption Event” means:
16.2.1.1
at or about 11:00 am, London time, on the Quotation Day for the relevant Interest Period LIBOR is not available on the Reuters page
LIBOR01 page (or such other page or service as may replace it for the purpose of displaying London interbank offered rates of prime banks for deposits in such currency) and none or only one of the
Reference Banks supplies a rate to the Lender to determine LIBOR for Dollars for the relevant Interest Period; or
16.2.1.2
before close of business in London on the Quotation Day for the relevant Interest Period, the Lender discovers that:
(a)  the cost to it of obtaining matching deposits in the London interbank market is in excess of LIBOR; or
(b)  matching deposits are not in the ordinary course of business available to the Reference Bank/s in the London inter-bank
market for a period equal to the forthcoming Interest Period, in amounts sufficient to fund its or their participation in the Loan and/or the forthcoming Advance, as the case may be.
16.3 If a Market Disruption Event occurs in respect of any Interest Period, then:
16.3.1
the Interest Rate on the Loan for that Interest Period shall be
(notwithstanding any provision to the contrary herein) the rate (expressed as a nominal annual compounded monthly rate) which is the aggregate of:

Page 16.

16.3.1.1                       the
Margin;
and
16.3.1.2
the Bank Costs; and
16.3.1.3
the rate notified to the Borrower by the Lender as soon as is practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to the Lender of funding the relevant Advance and/or the relevant Loan from whatever source it may reasonably select;
16.3.2
the Lender shall notify the Borrower of such event and, if the Borrower does not agree with Interest Rate determined in accordance with clause
16.3.1, then the Borrower shall notify the Lender in writing within 2 (two)
Business Days of receipt of such written notice of its disagreement in which event the parties shall proceed to resolve the matter in accordance with clause 16.4 or clause 16.5 and, failing delivery by the Borrower of a written notice as aforesaid to the Lender, the Borrower shall be deemed to have accepted the determination of the Interest Rate in accordance with clause 16.3.1 which shall then be binding on both parties.
16.4
If the Borrower delivers a written notice in accordance with clause 16.3.2 disagreeing with the determination of the Interest Rate in accordance with clause
16.3.1, the Lender and the Borrower shall enter into negotiations with a view to agreeing a substitute basis for determining the Interest Rate for that Interest
Period. Any such substitute basis that is so agreed shall take effect in accordance with its terms and be binding on the parties.
16.5
If the Lender and the Borrower fail to agree to a substitute basis as mentioned in clause 16.4, within 5 (five) Business Days of them being required to do so, then if the Borrower gives the Lender not less than 5 (five) Business Days notice
(which notice shall be irrevocable) it may prepay:
16.5.1
subject to clause 16.5.3, any amount of the Loan without premium or penalty at any time during that Interest Period;
16.5.2
together with any accrued interest thereon at a rate equal to that mentioned in clause 16.3.1.3; and
16.5.3
together with any Breakage Costs attributable to all or any part of the Loan being prepaid by the Borrower on a day other than the last day of an
Interest Payment Date.
16.6
The Lender shall as soon as reasonable practicable provide a certificate confirming the amount of its Breakage Costs for any Interest Period in respect of which they occur.

Page 17.

17.    DESIGNATION AS A FINANCE DOCUMENT
17.1
The parties hereby agree that this Agreement is a Finance Document as set out in the CTA and hereby agree that the Guarantee Agreement is designated as
Finance Document in accordance with clause 2.33.5 of the CTA.
17.2
The parties hereby agree that each Guarantee Event of Default shall also be an
Event of Default for the purposes of the Finance Documents and in particular for the purposes of clause 33.23 of the CTA.
SIGNED Port Louis, Mauritius on this the 3
rd
day of March 2005.

For and on behalf of
INVESTEC BANK (MAURITIUS) LIMITED

/s/ C Mckenzie
Craig Mckenzi
Capacity: CEO
Who warrants his authority hereto

/s/
S Thompson
Shawn Thompson
Capacity: COO
Who warrants his authority hereto

SIGNED at Isle of Man on this the 3
rd
day of March 2005.

For and on behalf of
DRD (ISLE OF MAN) LIMITED

/s/ P Matthews
Name: P Matthews
Capacity: Director
Who warrants his authority hereto

/s/
M Wellesley-Wood
Name: Mark Wellesley-Wood
Director

Page 18.

APPENDIX 1

FORM OF DRAWING NOTICE

To:
[insert]

Date:
[insert]

Dear Sirs

Facility B Loan Agreement dated on or about [insert] 2005 between the Investec Bank
(Mauritius) Limited and DRD (Isle of Man) Limited (the “Agreement”) Drawing Notice
Number [insert].

1.
We refer to clause 8 [Utilisation of the Facility] of the Agreement. Terms defined in the
Agreement have the same meanings in this Drawing Notice.

2.       We confirm that:

2.1           on
[insert] (Drawing Date) we wish to borrow an Advance in the Amount of
[insert];

2.2
all Advances are to be paid into the Proceeds Account;

2.3
the proceeds of the Advance drawn pursuant to this Drawing Notice shall be applied exclusively in accordance with the terms of the Agreement; and

2.4
on the date of this Drawing Notice, on the Drawing Date and immediately after the making of the Advance to which this Drawing Notice relates, the Advance
Conditions Precedent have been satisfied.

Yours faithfully

[Authorised signatory]
for an on behalf of
[the Borrower]

Attachment 1: Supporting evidence that the provisions of clause 8 of the Agreement have been complied with.

Page 19.

APPENDIX 2
ADVANCE CONDITIONS PRECEDENT

1.
On both the date of the Drawing Notice and the Drawing Date of the Advance
neither:
1.1 an Event of Default; nor
1.2 a Potential Event of Default,
shall have occurred, be continuing or in the reasonable opinion of the Lender could probably occur as a result of making such Advance.
2.
On both the date of the Drawing Notice and the Drawing Date of the relevant
Advance, the repeating warranties made in Appendix 2 of the CTA shall be correct, in each case, in all material respects with reference to the circumstances prevailing at the relevant time.
3.
The Lender shall have been granted Security, recorded in a Security Document in a form and in substance acceptable to the Lender in its sole discretion, over the shares or other form of ownership interest to be acquired by the Borrower in the relevant Target utilising the proceeds of any proposed Advance, to secure the
Borrower’s obligations under the Finance Documents.
4.
The Lender shall have received copies, certified as true copies by an authorised officer of the Borrower, of all Authorisations necessary and required (including, without limitation, the approval of the Exchange Control Department of the
South African Reserve Bank):
4.1
in connection with the acquisition by the Borrower of the shares or other form of ownership interest to be acquired by the Borrower in relevant
Target; and
4.2
to enable the borrower to legally and validly grant the Security referred to in paragraph 3 above to the Lender.
5.
The Borrower shall have delivered to the Lender written proof, in a form and in substance satisfactory to each of the Lender in its sole discretion, that the board of directors of the Borrower and (if necessary) the shareholders of the Borrower have authorised:
5.1
the acquisition by the Borrower of the shares or other form of ownership interest to be acquired by the Borrower in relevant Target on the terms and conditions of such acquisition; and

Page 20.

5.2
the granting of the Security referred to in paragraph 3 above to the Lender.
6.
The Borrower shall have delivered to the Lender written proof, in a form and in substance satisfactory to each of the Lender in its sole discretion, that all conditions precedent to the acquisition by the Borrower of the shares or other form of ownership interest to be acquired by the Borrower in relevant Target have been fulfilled.
7.
The Lender shall have received a legal opinion from legal advisors acceptable to it that the Security Document referred to in paragraph 3 above has been duly executed, is legal, valid and binding and (if necessary) has been lodged for registration or for any other purpose with the relevant authority where required.
8.
The proposed Advance will not result in the Lender or any other member of the
Investec Group breaching, contravening or being non-compliant with any applicable Law including, without limitation, any Law relating to the holding of regulatory capital or prudential requirements applicable to the Lender and/or any member of the Investec Group.